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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

         For the month of December 2002



                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F       X       Form 40-F _____
                                          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes _____      No X
                                                     ---

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                                    Exhibits

Exhibit           Description

99.1              Issue of US$ 300 million Eurobonds
99.2              Kookmin Bank and ING Group Agree to Extend Strategic Alliance

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Kookmin Bank
                                             -------------------------------
                                             (Registrant)




         Date: December 4, 2002              By: /s/ Jong-Kyoo Yoon
                                             -------------------------------
                                             (Signature)

                                             Name:  Jong-Kyoo Yoon
                                             Title: Executive Vice President &
                                                    Chief Financial Officer

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                                                                    Exhibit 99.1

                       Issue of US$ 300 million Eurobonds

Kookmin Bank announced that it priced its US$ 300 million five year Eurobonds on December 3, 2002 in London. Details are as follows.

  .    Issue date                 December 10, 2002

  .    Listing                    Luxembourg Stock Exchange

  .    Rates of interest          4.625% per annum payable semi-annual in arrear

  .    Maturity date              December 10, 2007

  .    Lead Manager               ABN AMRO, HSBC

  .    Underwriters               ABN AMRO, HSBC

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                                                                    Exhibit 99.2

          Kookmin Bank and ING Group Agree to Extend Strategic Alliance

On December 4, 2002, the Board of Directors of Kookmin Bank approved and ratified an agreement for continuing strategic alliance with ING Group, an ally of legacy H&CB. The agreement is summarized as follows.

  . ING newly acquires 6,748,887 shares from among those outstanding of Kookmin Bank, resulting in the total of approximately 6 percent stake in Kookmin Bank.

  . As for Bancassurance, an independent Bancassurance division will be created within ING Life Korea, which would be spinned off as a separate entity, entitling Kookmin Bank and ING to half of the profits generated each. ING Life Korea will develop Bancassurance products for its exclusive distribution through Kookmin Bank's extensive network.

  . In Kookmin Bank Investment Trust Management, Kookmin Bank and ING each holds 80 and 20 percent of investment. Within the next 2 years, however, ING has an option to increase its stake up to 49 percent.

  . For the purposes of preserving the alliance, ING shall be prohibited from disposing of its stake in Kookmin Bank for 4 years from the date of its additional acquisition of 2 percent, the same prohibition which shall equally apply to its existing 4 percent stake.

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